

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 8, 2006

Mr. Brent L. Korb
Quanex Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027

      RE: **Quanex Corporation**
             Form 10-K for the fiscal year ended October 31, 2005
             Filed December 21, 2005
             File # 1-5725

Dear Mr. Korb:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

                              Sincerely,

                              John Cash
                              Accounting Branch Chief